UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022 (Report No. 2)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): __

CONTENTS

On September 14, 2022, SciSparc Ltd. (the “Company” or “SciSparc”) entered into an Assignment and Assumption Agreement with M.R.M. Merhavit Holdings and Management Ltd. (the “Assignment and Assumption Agreement”) with respect to an Asset Purchase Agreement (“Asset Purchase Agreement”) to acquire Wellution™, a top-seller Amazon.com Marketplace (“Amazon”) account, American food supplements and cosmetics brand and trademark (the “Brand”). The Company has established SciSparc Nutraceuticals Inc., a wholly owned subsidiary, to hold the new assets, which is also a party to the Asset Purchase Agreement.

To announce the transaction, the Company issued a press release titled “SciSparc Enters Agreement to Acquire Wellution™, Top Seller of American Food Supplements and Cosmetics Brand on Amazon, for $20 million”, a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”).

In addition to purchasing the Brand, SciSparc will enter a management agreement and received the option to expand the Brand to additional territories such as Europe, as well as a 12-month distribution agreement with a minimum initial order by the distributor of $100,000 of the Brand’s products. The management agreement includes the fulfillment of Amazon’s conditions, manufacturing, inventory and advertising management, storage and shipment to the Amazon warehouse and maintaining a pre-determined profit level for the products. The management services would be provided by a company for which SciSparc’s Chief Executive Officer and SciSparc’s chairman of the board serve as directors. The distribution agreement would provide for the marketing and commercialization of the Brand’s products, through offline channels in the United States.

On September 30, 2022, SciSparc closed the acquisition of the Brand and paid a base cash payment of $4.59 million. In 12 months following such closing date, SciSparc will pay an additional deferred cash payment of a multiple three times the amount by which the acquired Brand’s SDE (as defined in the Asset Purchase Agreement) exceeds $1.12 million. In addition, the Company issued to M.R.M. Merhavit Holdings and Management Ltd. $15 million worth of warrants to purchase ordinary shares of SciSparc at an exercise price of $7.00 per share (with a cashless exercise mechanism) and with an exercise period of five years from the closing of the transaction (the “Warrants”). The Warrants will become exercisable upon the achievement of a milestone of reaching $100 million of sales of the Brand in the aggregate or if the price of SciSparc’s ordinary shares closes at $10.00 or above. The Company also issued a press release on such closing date titled “SciSparc Completes the Acquisition of Wellution™, Top Seller of American Food Supplements and Cosmetics Brand on Amazon, for $20 million”. A copy of this press release is furnished herewith as Exhibit 99.5.

The Warrants have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Warrants, nor shall there be any sale of the Warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the Assignment and Assumption Agreement, Asset Purchase Agreement and Warrants are filed as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to this Form 6-K and are incorporated by reference herein. The foregoing summaries of the Assignment and Assumption Agreement, Asset Purchase Agreement and Warrants are subject to and qualified in their entirety by reference to such exhibits.

In addition, on September 22, 2022, the Company issued a press release titled “SciSparc Ltd. and Clearmind Medicine Inc. Collaboration Yields 3rd Patent Application for the Treating of Obesity and Metabolic Syndromes”. A copy of this press release is furnished herewith as Exhibit 99.6.

This Report on Form 6-K, including its exhibits (with respect to: (i) Exhibit 99.1 hereto, the first, second, third, sixth, seventh, eighth and ninth paragraphs and the section entitled “Forward-Looking Statements” only; and (ii) Exhibit 99.6 hereto, the first and second paragraphs and the section entitled “Forward-Looking Statements” only), is incorporated by reference into the registration statements on Form F-3 (File No. 333-233417, 333-248670 and 333-266047 ) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission (the “SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated September 14, 2022, titled “SciSparc Enters Agreement to Acquire Wellution™, Top Seller of American Food Supplements and Cosmetics Brand on Amazon, for $20 million”.
99.2^	Assignment and Assumption Agreement between SciSparc Ltd. and M.R.M Merhavit Holdings and Management Ltd., dated September 14, 2022.
99.3^	Asset Purchase Agreement between SciSparc Ltd., ERM LLC and its owners, dated September 14, 2022.
99.4	Share Purchase Warrant.
99.5	Press release dated September 30, 2022, titled “SciSparc Completes the Acquisition of Wellution™, Top Seller of American Food Supplements and Cosmetics Brand on Amazon, for $20 million”.
99.6	Press release dated September 22, 2022, titled “SciSparc Ltd. and Clearmind Medicine Inc. Collaboration Yields 3rd Patent Application for the Treating of Obesity and Metabolic Syndromes”.

^	Certain identified information in this exhibit has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it (i) is not material and (ii) is the type that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: September 30, 2022	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer & Chief Financial Officer

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